Exhibit 12

Walgreens Boots Alliance, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in millions, except ratio data)

	Twelve Months Ended August 31,
	2015	2014	2013	2012	2011	2010
Income before income tax provision	$5,311	$3,557	$4,047	$3,376	$4,294	$3,373
Add:
Minority Interests	-	-	5	-	-	-
Fixed charges	2,054	1,376	1,383	1,260	1,212	1,100
Amortization of capitalized interest	1	6	7	6	5	-
Less:
Equity earnings	(315)	(617)	(496)	-	-	-
Capitalized interest	(1)	(6)	(7)	(9)	(10)	(12)
Earnings as defined	$7,050	$4,316	$4,939	$4,633	$5,501	$4,461

Interest expense, net of capitalized interest	$632	$168	$193	$94	$77	$90
Capitalized interest	1	6	7	9	10	12
Portions of rentals representative of the interest factor	1,421	1,202	1,183	1,157	1,125	998
Fixed charges as defined	$2,054	$1,376	$1,383	$1,260	$1,212	$1,100

Ratio of earnings to fixed charges	3.43	3.14	3.57	3.68	4.54	4.06

a) For the purpose of computing these ratios, "earnings" consist of earnings before income tax provision and before adjustment for income or loss from equity investees, interest, distributed income of equity-method investees, and the portions of rentals representative of the interest factor.  "Fixed charges" consist of interest expense (which includes amortization of capitalized debt issuance costs), capitalized interest and the portions of rentals representative of the interest factor.

Walgreens Boots Alliance, Inc. is the successor of Walgreen Co. See Note 1 of the consolidated financial statements for further information